Exhibit 99.1

Cummins Westport Appoints Jim Arthurs as President

~Arthurs Adds Strong History in Operations, Strategy and Sales~

VANCOUVER, Feb. 29, 2012 /CNW/ - Cummins Westport Inc., announced today that Jim Arthurs, former Vice President, Westport Cryogenic Systems, has been appointed as President of Cummins Westport. Prior to joining Westport in 2011, Jim was a Managing Partner and Co-Founder of i3 Transition Partners LLP, a management consulting firm that specializes in business assessments and helping companies plan for and implement strategic change.

"Jim brings a diversified background of strategy and operations leadership experience which will be key elements to the ongoing success of Cummins Westport," said Ed Pence, Cummins Vice President and General Manager - Heavy Duty Engine Business and Chairman of Cummins Westport.

Jim has worked with several companies as an operations executive, including Integrated Paving Concepts, an industrial technology company; MacMillan Bloedel, where he was part of a team that led a significant and positive change in strategy to their $2 billion building materials distribution business; and The Loewen Group. In addition, Jim was Managing Director of Operations for the Jim Pattison Group - one of Canada's largest privately-held companies. Jim spent the first 16 years of his career with IBM in a wide range of sales and management positions. Jim is a Director and Chairman of the Audit Committee of Western Forest Products, one of BC's largest forest products companies and holds a Bachelor of Science degree in Computer Science from the University of Calgary.

The board of directors for Cummins Westport is now comprised of Bill Larkin, Westport CFO; Mel Ogmen, Westport Vice President, Engineering & Operations; Clark Quintin, President of Westport HD; Ed Pence, Cummins Vice President and General Manager - Heavy Duty Engine Business; Dean Cantrell, Cummins Controller - Heavy Duty Engine Business; and Ric Kleine, Cummins Vice President - MidRange On-Highway Business.

About Cummins Westport Inc.
Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT) (TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

%CIK: 0001370416

For further information:

Inquiries:

Westport Innovations Inc.

Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.

Janet Williams
Director - Corporate Communications
Phone: 317-610-2488
Email: janet.williams@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:30e 29-FEB-12